Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 2 DATED SEPTEMBER 19, 2017

TO THE PROSPECTUS DATED APRIL 26, 2017

This sticker supplement no. 2 is part of, and should be read in conjunction with, our prospectus dated April 26, 2017 and sticker supplement no. 1 dated August 25, 2017. This sticker supplement replaces all prior sticker supplements to the prospectus other than supplement no. 1. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus. The purpose of this sticker supplement is to disclose:

•	our estimated net asset value (“NAV”) per share;

•	updated information regarding the offering prices for our shares;

•	information regarding our share redemption plan;

•	updates to our risk factors; and

•	updated experts information.

Estimated Net Asset Value Per Share

On September 15, 2017, our board of directors unanimously approved $10.00 as the estimated NAV per share of each class of our common stock outstanding as of June 30, 2017, based on the estimated value of our assets less the estimated value of our liabilities, divided by 1,634,493 shares issued and outstanding as of June 30, 2017. There have been no material changes between June 30, 2017 and the date of this supplement that would impact the overall estimated NAV per share. Also on September 15, 2017, our board of directors unanimously approved offering prices for each class of shares of our common stock to be sold in this public offering based on the estimated NAV per share for each class plus applicable upfront selling commissions and dealer manager fees, effective September 19, 2017. Establishing offering prices based on the estimated NAV per share for each class of shares did not cause any change in the current offering prices for each class of shares. Accordingly, the offering prices will remain $10.93, $10.50 and $10.00 per share for the purchase of Class A, Class T and Class I shares of our common stock, respectively, in our ongoing primary public offering.

In establishing the estimated NAV, our board of directors engaged an independent investment banking firm that specializes in providing real estate financial services, CBRE Capital Advisors, Inc. (“CBRE Cap”), to provide (i) property-level and aggregate valuation analyses of the company, (ii) a range for the estimated NAV per share for each class of shares of our common stock; and (iii) consideration of other information provided by our advisor.

Background

In September 2017, our board of directors initiated a process to estimate our NAV to (i) provide existing investors and broker-dealers with increased transparency and an estimated value of our shares based on the value of our current portfolio as of June 30, 2017; and (ii) furnish potential new investors and broker-dealers with updated information regarding our performance and assets to enhance a better understanding of the company. The valuation committee of our board of directors (the “Valuation Committee”), comprised solely of our independent directors, was charged with oversight of the valuation process, including review and approval of the valuation process and methodology, the consistency of the valuation methodology with real estate industry standards and practices, and the reasonableness of the assumptions utilized in the valuation. On the recommendation of the Valuation Committee and the approval of our board of directors, we engaged CBRE Cap as our independent valuation expert.

From CBRE Cap’s engagement through the issuance of its valuation report as of September 8, 2017, (the “Valuation Report”), CBRE Cap held discussions with our advisor and conducted or commissioned such appraisals, investigations, research, review and analyses as it deemed necessary. The Valuation Committee, upon its receipt and review of the Valuation Report, concluded that the range of $9.82 and $10.62 for our estimated NAV per share for each class of our common stock proposed in CBRE Cap’s Valuation Report was reasonable, and recommended to our board of directors that it adopt $10.00 as the estimated NAV per share of each class of our common stock, which value falls within the range determined by CBRE Cap in its Valuation Report. At a special meeting of our board of directors held on September 15, 2017, our board of directors accepted the recommendation of the Valuation Committee and approved $10.00 as the estimated NAV per share of each class of our common stock as of June 30, 2017, exclusive of any portfolio premium. Our board of directors also approved the offering prices of $10.93 per share for Class A shares, $10.50 per share for Class T shares and $10.00 per share for Class I shares, based on the estimated NAV per share for each class of our common stock plus applicable upfront selling commissions and dealer manager fees, effective September 19, 2017. CBRE Cap is not responsible for the estimated value per share approved by our board of directors and did not participate in the determination of the offering prices for each class of shares of our common stock.

Valuation Methodologies

In preparing the Valuation Report, CBRE Cap, among other things:

•	reviewed financial and operating information requested from or provided by our advisor;

•	reviewed and discussed with senior management of the company and our advisor the historical and anticipated future financial performance of our property, including forecasts prepared by our advisor;

•	commissioned a restricted use appraisal which contained analysis on our real property asset (the “MAI Appraisal”) and performed analyses and studies for the property;

•	conducted or reviewed CBRE Cap proprietary research, including market and sector capitalization rate surveys;

•	reviewed third-party research, including Wall Street equity reports and online data providers;

•	compared financial information of the company to similar information of companies that CBRE Cap deemed to be comparable;

•	reviewed our reports filed with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2016; and

•	reviewed the interim financial statements for the period ended June 30, 2017.

The MAI Appraisal of our property was performed in accordance with Uniform Standards of Professional Appraisal Practice (“USPAP”). The MAI Appraisal was commissioned by CBRE Cap from CBRE Valuation and Advisory Services, a CBRE affiliate that conducts appraisals and valuations of real properties. The MAI Appraisal was prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) designations. CBRE Appraisal Group is not responsible for the estimated value per share approved by our board of directors and did not participate in the determination of the offering prices for each class of shares of our common stock.

As of June 30, 2017, we owned one real estate investment consisting of a seniors housing community in Pensacola, Florida.

Our real estate property was classified as a wholly owned operating asset in the Valuation Report. Our board of directors considered the following valuation methodologies with respect to such asset class, which were applied by CBRE Cap and summarized in its Valuation Report:

Operating Asset. Unlevered, ten-year discounted cash flow analysis from the MAI Appraisal was created for our wholly owned, fully operational property. The “terminal capitalization rate” method was used to calculate terminal value of the asset, with such rate based on the specific geographic location of the asset and other relevant factors.

Debt. The company’s debt from our June 30, 2017 balance sheet, with certain adjustments related to amortized loan costs and was reviewed for reasonableness by CBRE Cap and utilized in its Valuation Report.

Valuation Summary; Material Assumptions

The valuation process used by the company to determine an estimated NAV was designed generally in accordance with certain recommendations of the Investment Program Association, a trade association for non-listed direct investment vehicles (the “IPA”), in the Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the IPA in April, 2013.

The following table summarizes the key assumptions that were employed by CBRE Cap in the discounted cash flow model to estimate the value of our operating asset as of June 30, 2017.

TABLE OF MAJOR INPUTS
Assumptions	June 30, 2017 Amount / Range
Discount rates
Wholly Owned Property
Senior Housing Property	8.71% - 8.29%

Terminal capitalization rates
Wholly Owned Property
Senior Housing Property	7.69% - 7.31%

In its Valuation Report, CBRE Cap included an estimate of the June 30, 2017 value of our assets, including cash and other assets net of payables, accruals and other liabilities. Such values were derived from our adjusted balance sheet as of June 30, 2017.

In its Valuation Report, CBRE Cap estimated the value of our equity interest in our real estate portfolio to be in the range of $23.3 million to $24.6 million and our net asset value to range between $16.06 million and $17.36 million, or between $9.82 and $10.62 per share, based on a share count of 1,634,493 shares issued and outstanding as of June 30, 2017.

The valuation range was calculated by varying the discount rates and terminal capitalization rates by 2.5% in either direction, which represents a 5% sensitivity. CBRE Cap set the range at a weighted average of approximately 42 basis points on the discount rate and approximately 38 basis points on the terminal capitalization rate. The terminal capitalization rate was used to calculate the terminal value of the asset and was sourced from the MAI Appraisal, which was based on location, asset quality and supply and demand metrics.

Taking into consideration the reasonableness of the valuation methodologies, assumptions and estimated range of values contained in CBRE Cap’s Valuation Report, the Valuation Committee recommended that our board of directors approve $10.00 as the estimated value per share and our board of directors ultimately approved $10.00 as the estimated value per share of each class of our common stock. As with any valuation methodology, the methodologies considered by the Valuation Committee and our board of directors, in reaching an estimate of the value of our shares, are based upon all of the foregoing estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of our shares.

The following table summarizes the material components of our net asset value and NAV estimates as of June 30, 2017:

Table of Value Estimates for Components of Net Asset Value

	Value as of 6/30/17 ($ in 000’s)	Value as of 6/30/17 Per Share
Present value of wholly owned operating asset	$23,600	$14.44
Cash and cash equivalents	9,525	5.82
Other assets	196	0.12
Wholly-owned debt outstanding	(16,363)	(10.01)
Accounts payable and other accrued expenses	480	(0.29)
Other liabilities	121	(0.08)

Net asset value	$16,358	$10.00

Additional Information Regarding the Valuation, Limitations of Estimated Share Value and the Engagement of CBRE Cap

Throughout the valuation process, the Valuation Committee, our advisor and senior members of our management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

CBRE Cap’s Valuation Report was based upon market, economic, financial and other information, circumstances and conditions existing prior to June 30, 2017, and any material change in such information, circumstances and/or conditions may have a material effect on our estimated NAV. CBRE Cap’s valuation materials were addressed solely to our board of directors to assist it in establishing an estimated value of each class of our common stock. CBRE Cap’s valuation materials were not addressed to the public and should not be relied upon by any other person to establish an estimated value of each class of our common stock. CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.

In connection with its review, while CBRE Cap reviewed for reasonableness the information supplied or otherwise made available to it by us or our advisor, CBRE Cap assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap, CBRE Cap assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the company, and relied upon the company to advise CBRE Cap promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. In preparing its valuation materials, CBRE Cap did not, and was not requested to, solicit third party indications of interest for the company in connection with possible purchases of our securities or the acquisition of all or any part of the company.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, current and future rental market for our operating property and other matters, many of which are necessarily subject to change and beyond the control of CBRE Cap and the company. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by the Valuation Report. The analyses do not purport to be appraisals or to reflect the prices at which the property may actually be sold, and such estimates are inherently subject to uncertainty. The actual value of our common stock may vary significantly depending on numerous factors that generally impact the price of securities, the financial condition of the company and the state of the real estate industry more generally. Accordingly, with respect to the estimated NAV of each class of our common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value for the respective class of shares;

•	a stockholder would ultimately realize distributions per share equal to our estimated NAV for the respective class of shares of common stock upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	our shares would trade at a price equal to or greater than the estimated NAV for the respective class of shares if we listed them on a national securities exchange; or

•	the methodology used to estimate our NAV would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

The June 30, 2017, estimated NAV was determined by our board of directors at a special meeting held on September 15, 2017. The value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. We currently expect to continue to determine our estimated NAV at least annually.

CBRE Group, Inc., (“CBRE”) is a Fortune 500 and S&P 500 company headquartered in Los Angeles, California and one of the world’s largest commercial real estate services and investment firms (in terms of 2016 revenue). CBRE Cap, a FINRA registered broker-dealer and a subsidiary of CBRE, is an investment banking firm that specializes in providing real estate financial services. CBRE Cap and affiliates possess substantial experience in the valuation of assets similar to those owned by us and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions. For the preparation of the Valuation Report, we paid CBRE Cap a customary fee for services of this nature, no part of which was contingent relating to the provision of services or specific findings. We have not engaged CBRE Cap for any other services.

During the past three years affiliates of the company have engaged CBRE Cap and other affiliates of CBRE for various real estate-related services and/or to serve as a third-party valuation advisor. We anticipate that CBRE Cap and other affiliates of CBRE will continue to provide similar services to us and our affiliates in the future. In addition, we may in our discretion engage CBRE Cap to assist our board of directors in future determinations of our estimated NAV. We are not affiliated with CBRE, CBRE Cap or any of their affiliates. While we and our affiliates have engaged and/or may engage in the future CBRE, CBRE Cap or their affiliates for commercial real estate services of various kinds, we believe that there are no material conflicts of interest with respect to our engagement of CBRE Cap. In the ordinary course of its business, CBRE, its affiliates, directors and officers may structure and effect transactions for its own account or for the accounts of its customers in commercial real estate assets of the same kind and in the same markets as our assets.

Distribution Reinvestment Plan

We will continue to offer shares of each class of our common stock pursuant to our distribution reinvestment plan. Effective October 3, 2017, the price for sales of shares under the distribution reinvestment plan will be equal to the NAV per share for each class of shares of our common stock, as applicable.

Redemption Plan

Our Amended and Restated Redemption Plan continues to provide eligible stockholders with limited interim liquidity by enabling them to sell shares back to the company prior to any listing of our shares.

Effective October 3, 2017, under the Amended and Restated Redemption Plan, all shares of common stock or fractions thereof that have been held for at least one year may be submitted for redemption at an amount equal to our estimated NAV per share for each class, as applicable, as of the redemption date.

There is no assurance that there will be sufficient funds available for redemption or that we will redeem shares and, accordingly, a stockholder’s shares may not be redeemed. The Amended and Restated Redemption Plan does not limit our ability to repurchase shares from stockholders by any other legally available means for any reason that our advisor, in its discretion, deems to be in our best interests. None of our sponsor, advisor, any member of our board of directors, or any of their affiliates will receive any fee in connection with the repurchase of shares by the company under the Amended and Restated Redemption Plan.

Risk Factors

The following risk factors replace the ninth and twelfth risk factors in the section of the prospectus entitled “Risk Factors—Risks Related to This Offering,” the similar risk factors in the section of the prospectus entitled “Prospectus Summary—Summary Risk Factors,” and all related disclosure throughout the prospectus.

Our offering prices per share for each class of our shares are primarily based on the estimated NAV per share of each class of our shares plus applicable upfront selling commissions and dealer manager fees, but also based upon subjective judgments, assumptions and opinions by management, which may or may not turn out to be correct. Therefore, our offering prices may not reflect the amount that might be paid to you for your shares in a market transaction and may not be indicative of the price at which our shares would trade if they were actively traded.

On September 15, 2017, our board of directors approved an estimated NAV per share of $10.00 for each class of shares of our common stock as of June 30, 2017. To assist FINRA members and their associated persons that participate in this offering of common stock in meeting their customer account statement reporting obligations pursuant to applicable FINRA and NASD Conduct Rules, we will disclose in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and/or in our Current Reports on Form 8-K, our estimated NAV per share of each class of our shares. This estimated value per share will be accompanied by any disclosures required under the FINRA and NASD Conduct Rules.

The estimated NAV per share for each class of our shares will be based on valuations of our assets and liabilities performed at least annually, by, or with the material assistance or confirmation of, a third-party valuation expert or service and will generally be consistent with the recommendations in the Investment Program Association Practice Guideline 2013-01- Valuations of Publicly Registered, Non-Listed REITs. The three share classes in this offering are meant to provide broker-dealers with more flexibility to facilitate investment in us and are offered partially in response to recent changes to the applicable FINRA and NASD Conduct Rules regarding the reporting of our estimated NAV per share of each class of our shares.

Our board of directors determined the offering price of each class of our shares based upon a number of factors but primarily based on the estimated NAV per share of our shares determined by our board of directors. Although we established the estimated NAV per share generally in accordance with our valuation policy and certain recommendations and methodologies of the Investment Program Association, the valuation methodologies used by the independent valuation firm retained by our board of directors to estimate the value of our property and the estimated NAV of each class of our shares as of June 30, 2017 involved subjective judgments, assumptions and opinions, which may or may not turn out to be correct. Our board of directors also took into consideration applicable upfront selling commissions and dealer manager fees of this offering in establishing the current offering prices for each class of our shares. As a result of these, as well as other factors, our offering prices for each class of our shares may not reflect the amount that might be paid to you for your shares in a market transaction or of the proceeds that you would receive if we were liquidated or dissolved and the proceeds were distributed to our stockholders. See “Description of Capital Stock—Valuation Policy” for a description of our policy with respect to valuations of our common stock.

The estimated NAV per share of each class of our shares is based upon a valuation of our property as of June 30, 2017 and does not take into account how developments subsequent to the valuation date related to individual assets, the financial or real estate markets or other events may have increased or decreased the value of our portfolio. The valuation and appraisal of our property are estimates of fair value and may not necessarily correspond to realizable value upon the sale of the property. Therefore, our estimated NAV per share for each class of our shares may not reflect the amount that would be realized upon a sale of our property.

On September 15, 2017, our board of directors approved a NAV per share of $10.00 for each class of shares of our common stock as of June 30, 2017. We intend to use this NAV as the estimated per share value of each class of our shares until the next net asset valuation approved by our board of directors. We expect to perform a net asset valuation at least annually. We will disclose future estimates of our NAV to stockholders in our filings with the Commission.

Further, our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of June 30, 2017. We did not make any adjustments to our estimated NAV subsequent to June 30, 2017, including adjustments relating to, among others, the issuance of common stock, the payment of related offering costs, net operating income earned or distributions declared. The NAV of our shares will fluctuate over time in response to a number of factors, including but not limited to the proceeds raised from this offering, future investments, the performance of individual assets in our portfolio, the management of those assets, and the real estate and finance markets.

For the purposes of calculating our estimated NAV per share of each class of our shares, we retained an investment banking firm as valuation expert to provide a range of per share values for our and a valuation of our property as of June 30, 2017. The valuation methodologies used to estimate the NAV of each class of our shares, as well as the value of our property, involved certain subjective judgments, including but not limited to, discounted cash flow analysis. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and our valuation expert. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuation of our property may not correspond to the realizable value upon a sale of the asset. Because the price you will pay for shares in this offering is primarily based on our estimated NAV per share for each class of shares plus applicable upfront selling commissions and dealer manager fees, you may pay more than realizable value for your investment when you purchase your shares or receive less than realizable value when you sell your shares.

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the section of the prospectus entitled “Risk Factors—Risks Related to This Offering” and all related disclosure throughout the prospectus.

Because the current offering prices for our shares in this public offering exceed the net tangible book value per share, investors in this offering will experience immediate dilution in the net tangible book value of their shares.

We are currently offering our Class A, Class T and Class I shares in this primary public offering at $10.93, $10.50 and $10.00 per share, respectively, with discounts available as described in the “Plan of Distribution” section of this prospectus. In addition, under our distribution reinvestment plan distributions will be reinvested in additional shares at prices per share equal to the current NAV per share for each class, as applicable. Our current public offering prices for our shares exceed our net tangible book value per share, which amount is the same for all three classes. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering primarily as a result of (i) the substantial fees paid in connection with this offering, including selling commissions, dealer manager fees and annual distribution and stockholder servicing fees, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of stock dividends. As of December 31, 2016, our net tangible book value per share of shares of our shares was $9.08. To the extent we are able to raise substantial proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.

The actual value of shares that we repurchase under our redemption plan may be substantially less than what we pay.

Under our redemption plan, the price for the repurchase of shares shall be equal to the then-current NAV per share, as published from time to time in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K publicly filed with the Commission. These prices may not accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at such time. Accordingly, when we repurchase shares of our common stock, the actual value of the shares that we repurchase may be less than the price that we pay, and the repurchase may be dilutive to our remaining stockholders.

We only own one property, which increases the risk that adverse changes in the performance or value of that property could materially affect our results of operations, our NAV and returns to our investors.

As of the date of this supplement, we only own one real estate investment consisting of a seniors housing community. As a result, we are subject to greater risks associated with geographic and property-type concentration in a single asset. A decline in in the performance or value of that asset will adversely affect our performance and the value of your investment.

Experts

The following disclosure supplements the section of the prospectus entitled “Experts.”

CBRE Capital Advisors, Inc., an independent investment banking firm, has provided a valuation report as valuation expert with respect of the range of the estimated net asset value per share of our common stock generally in accordance with valuation guidelines approved by our board of directors. As further described in this supplement under the heading “Estimated Net Asset Value Per Share,” our board of directors used the valuation report provided in its calculation of our estimated value per share and in the determination of the offering price for shares of our common stock to be sold in this offering. CBRE Cap is not responsible for the estimated value per share and did not participate in the determination of the offering price for shares of our common stock. CBRE Cap’s valuation report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.